                        COMPARISON OF STOCKHOLDER RETURN

     Set forth below are line graphs comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the Standard & Poor's 500 Index and a composite index comprised of the Standard & Poor's (S&P) Software and Service Index and the S&P Computer Index (i) for the period commencing on September 30, 1991 and ending on September 30, 1996, and (ii) for the period commencing on September 30, 1985 and ending on September 30, 1996.

                        STOCKHOLDER RETURNS 1991-1996(2)

 MEASUREMENT PERIOD          TRIAD SYSTEMS                          COMBINED
(FISCAL YEAR COVERED)         CORPORATION      S&P 500 INDEX        INDEX(1)
1991                               100                100                100
1992                            167.86             111.05             103.11
1993                            150.00             125.49             109.40
1994                            132.14             130.11             137.56
1995                            164.29             168.82             199.61
1996                            153.57             203.14             275.55

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